Enterra Energy Trust Announces 2009 Financial and Operating Results
and Filing of Annual Information Form

Calgary, Alberta – (CNW – March 29, 2010) Enterra Energy Trust (“Enterra”, “We”, “Our” or the “Trust”) announces its financial and operating results for the year ended December 31, 2009.

During 2009 and early 2010, Enterra continued to focus on consolidating its balance sheet, operating as efficiently as possible, building its prospect inventory and living within its cash flow with results that exceeded corporate expectations.

2009 Highlights

•	Bank debt was reduced by 27% to $70.0 million in 2009 from $95.5 million at the end of 2008. This was achieved mainly through careful cost control and prudent cash management.

•
Despite a constrained capital expenditure program in 2009, our reserves bookings increased on a proved basis by more than 14% to 22.2 mmboe from 19.5 mmboe in 2008.  On a proved plus probable basis, our reserves increased by 16% in 2009 to 31.1 mmboe compared with 26.7 mmboe in 2008.

•	Finding and development costs and operating expenses were lower in 2009, strengthening the Trust’s financial position going forward.

•
Average production declined slightly to 9,878 boe/d from 10,283 boe/d, due mainly to our decision to shut in uneconomic natural gas production during Q3 2009.  That shut-in production remains behind pipe and is anticipated to be brought back on stream in Q2 2010.

•
We acquired land assets in both the Cardium trend in Alberta and the Viola play in southern Oklahoma, and additional production and acreage in our key Hunton play in Oklahoma.  These acquisitions have substantially increased our prospect inventory and future growth potential.

•	In January 2010, we announced our intention to convert to a growth oriented E&P corporation called Equal Energy which we anticipate will be completed in Q2 2010.

Don Klapko, Chief Executive Officer commented, “2009 was an important breakthrough year for Enterra. Under our conservative fiscal approach, we continued to reduce our debt, and also maintained production and reserves.  During the year, we also established the groundwork for our transition to a growth oriented E&P company by making further adjustments to our business model and operational approach.  We have assembled two new potential growth oriented oil plays which we are currently drilling.  Now, in the early part of 2010, we have augmented our management team, and we have initiated our 2010 well drilling program in preparation for our conversion to an exploration and production corporation under the name Equal Energy.  We will seek unitholder and regulatory approvals for this important transition in May 2010.  Our potential going forward is the direct consequence of solid, steady results since late 2007.”

2009 Financial and Operations Summary (in thousands except for volumes, percentages and per unit and boe amounts)
	2009	2008	Change	2007
FINANCIAL
Revenue before mark-to-market adjustment	140,506	255,268	(45%)	233,828
Funds from operations	46,645	107,345	(57%)	72,688
Per unit – basic ($)	0.74	1.74		1.22
Per unit – diluted ($)	0.74	1.70		1.22
Net income (loss)	(41,282)	7,061		(142,036)
Per unit – basic ($)	(0.65)	0.11		(2.38)
Per unit – diluted ($)	(0.65)	0.11		(2.38)
Total assets	462,272	587,018		599,790
Net debt	35,955	52,389		168,209
Convertible debentures	114,863	113,420		111,692
Unitholders’ equity	219,046	294,416		219,184
UNITS OUTSTANDING
Units outstanding – basic (000s)	63,358	61,661		59,766
Units outstanding – diluted (000s)	63,358	63,012		59,766
Units outstanding at period end (000s)	65,103	62,159		61,436
OPERATIONS
Average daily production
Oil (bbls per day)	2,779	3,660	(24%)	4,350
NGL (bbls per day)	2,156	96	100%	348
Gas (mcf per day)	29,657	39,162	(24%)	46,378
Total (boe per day)	9,878	10,283	(4%)	12,428
Exit production
Oil (bbls per day)	2,448	3,144	(22%)	3,595
NGL (bbls per day)	2,515	1,106	127%	357
Gas (mcf per day)	24,802	33,321	(26%)	45,031
Total (boe per day)	9,097	9,804	(7%)	11,457
Average sales price
Oil ($ per bbl)	62.86	92.06	(32%)	62.33
NGL ($ per bbl)	32.17	72.15	(55%)	55.69
Gas ($ per mcf)	4.75	8.98	(47%)	7.04
Cash flow netback ($ per boe)
Revenue	38.97	67.83	(43%)	49.34
Royalties	7.37	15.50	(52%)	10.00
Production expenses	10.88	14.61	(26%)	13.53
Transportation expenses	0.70	0.85	(18%)	0.66
Operating netback	20.02	36.87	(46%)	25.15
General and administrative	4.36	4.21	4%	4.50
Cash interest expense	2.66	4.04	(34%)	4.46
Other cash costs	0.06	0.10	(40%)	0.17
Cash flow netback	12.94	28.52	(55%)	16.02

The Trust’s complete audited consolidated financial statements, accompanying notes, MD&A and Annual Information Form for the year are available on Enterra's website at www.enterraenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Enterra will host a conference call and webcast on Tuesday, March 30, 2010 at 9:00 a.m. MT (11:00 a.m. ET) to discuss the Trust’s 2009 results.  To access the call, please dial 1-888-231-8191 or 1-647-427-7450 in Toronto.  A live audio webcast of the conference call will be available on the home page of Enterra’s website at www.enterraenergy.com.  A replay of the conference call will be available until 11:59 p.m. MT, April 6, 2010.  The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 1-800-642-1687 or 1-416-849-0833, followed by passcode 61797955#.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Barrels of Oil Equivalent
Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com